Exhibit 99.1

AMENDMENT TO THE SHARE EXCHANGE AGREEMENT

THIS AMENDMENT TO THE SHARE EXCHANGE AGREEMENT (this “Amendment”) is dated as of December 29, 2020 (the “Effective Date”), by and among (i) Glory Star New Media Group Holdings Limited, a Cayman Islands exempted company and formerly known as TKK Symphony Acquisition Corporation (the “Purchaser”); (ii) TKK Symphony Sponsor 1, a Cayman Islands exempted company, in the capacity as the Purchaser Representative under the Share Exchange Agreement (as defined below) (the “Purchaser Representative”); (iii) Glory Star New Media Group Limited, a Cayman Islands exempted company (the “Company”); and (iv) Zhang Bing, in the capacity as the Seller Representative under the Share Exchange Agreement (the “Seller Representative”). Capitalized terms used herein but not otherwise defined herein shall have the meaning given to such terms in the Share Exchange Agreement.

RECITALS

WHEREAS, on September 6, 2019, Purchaser, the Purchaser Representative, the Company, and the Seller Representative entered into that certain Share Exchange Agreement (as amended from time to time in accordance with the terms thereof, including without limitation by that certain Joinder to Share Exchange Agreement, dated as of November 1, 2019, the “Share Exchange Agreement”), by and among Purchaser, the Purchaser Representative, the Company, the Seller Representative, Glory Star New Media (Beijing) Technology Co., Ltd. (耀世星辉新文娱(北京)科技有限公司), a Wholly Foreign-Owned Enterprise limited liability company incorporated in the People’s Republic of China (“PRC”) and indirectly wholly-owned by the Company, Xing Cui Can International Media (Beijing) Co., Ltd. (星璀璨国际传媒(北京)有限公司), a limited liability company incorporated in the PRC, Horgos Glory Star Media Co., Ltd. (霍尔果斯耀世星辉文化传媒有限公司), a limited liability company incorporated in the PRC, and each of the shareholders of the Company named as Sellers therein.

WHEREAS, pursuant to the terms and conditions of the Share Exchange Agreement, the Closing occurred on February 14, 2020;

WHEREAS, due to the COVID-19 pandemic and the unprecedented quarantines and restrictions imposed by the PRC government in response to the COVID-19 outbreak during the 2020 Earnout Year, the financial results of the Company were impacted;

WHEREAS, the Share Exchange Agreement sets the 2020 Earnout Target at Three Hundred and Fifteen Million Renminbi (RMB315,000,000);

WHEREAS, pursuant to Section 11.9 of the Share Exchange Agreement, the Share Exchange Agreement may be amended, post-Closing, in writing if signed by the Purchaser, the Company, the Seller Representative, and the Purchaser Representative; and

WHEREAS, as a result of COVID-19 pandemic and the impact to the Chinese economy, the Parties desire to amend the Share Exchange Agreement to adjust the 2020 Earnout Target to One Hundred and Eighty-Two Million Renminbi (RMB182,000,000) which is greater than the actual 2019 Earnout Target achieved for the 2019 Earnout Year, and the corresponding Aggregate Earnout Target.

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AGREEMENT

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Purchaser, the Company, the Seller Representative, and the Purchaser Representative hereby agree as follows:

1.1 Amendment. Section 1.4(a) of the Share Exchange Agreement is hereby amended and restated in its entirety to read as follows:

(a) After the Closing, subject to the terms and conditions set forth herein, the Sellers shall have the contingent right to receive additional consideration from Purchaser based on the performance of Purchaser and its Subsidiaries, including the Company, for the fiscal year ended December 31, 2019 (the “2019 Earnout Year”) and the fiscal year ended December 31, 2020 (the “2020 Earnout Year” and each such fiscal year, an “Earnout Year” and such two-year fiscal period, the “Earnout Period”) if the requirements as set forth in this Section 1.4 are met. In the event that the Purchaser Adjusted Net Income for the 2019 Earnout Year is equal to or greater than One Hundred and Eighty Million Renminbi (RMB180,000,000) (the “2019 Earnout Target”), then, subject to the terms and conditions of this Agreement, the Sellers shall be entitled to receive from the Purchaser, as additional consideration for the purchase of the Purchased Shares, an additional Five Million (5,000,000) Purchaser Ordinary Shares (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “2019 Earnout Shares”). In the event that the Purchaser Adjusted Net Income for the 2020 Earnout Year is equal to or greater than One Hundred and Eighty-Two Million Renminbi (RMB182,000,000) (the “2020 Earnout Target” and together with the 2019 Earnout Target, the “Earnout Targets”), then, subject to the terms and conditions of this Agreement, the Sellers shall be entitled to receive from the Purchaser, as additional consideration for the purchase of the Purchased Shares, an additional Five Million (5,000,000) Purchaser Ordinary Shares (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “2020 Earnout Shares”, and collectively with the 2019 Earnout Shares, the “Earnout Shares”)). In the event that an Earnout Target is not met for any Earnout Year, the Sellers shall not be entitled to receive any Earnout Shares for such Earnout Year; provided, that in the event that the aggregate Purchaser Adjusted Net Income for both Earnout Years combined is at least Three Hundred and Sixty-Two Million Renminbi (RMB362,000,000) (the “Aggregate Earnout Target”), the Sellers shall be entitled to receive any Earnout Shares that they otherwise did not receive (the “Alternative Earnout”). For the avoidance of doubt, any determination of the Purchaser Adjusted Net Income that is not otherwise in Renminbi will be expressed in Renminbi by converting the applicable currency to Renminbi using the applicable exchange rate as of the last day of the applicable Earnout Year.”

1.2 Effective Date. This Amendment is effective as of the Effective Date.

1.3 Entire Agreement. This Amendment, together with the Share Exchange Agreement, as amended by this Amendment, contain the entire agreement and understanding between the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

1.4 Surviving Terms, Inconsistencies. Except for those terms and conditions modified in this Amendment, all terms and conditions of the Share Exchange Agreement shall continue unchanged and in full force and effect, and shall govern the parties’ rights and obligations thereunder. In the event of any conflict between the terms and conditions of the Share Exchange Agreement and those of this Amendment, the terms and conditions of this Amendment shall govern.

[SIGNATURE PAGE TO FOLLOW]

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SIGNATURE PAGE

IN WITNESS WHEREOF, the Purchaser, the Company, the Seller Representative, and the Purchaser Representative have executed this Agreement to be effective as of the date set forth herein above.

The Purchaser:

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED
(f/k/a TKK SYMPHONY ACQUISITION CORPORATION)

/s/ Bing Zhang
By: Bing Zhang
Title: Chairman and CEO

The Purchaser Representative:

TKK SYMPHONY SPONSOR 1, solely in its capacity as the Purchaser Representative hereunder

/s/ Sing Wang
Name: Sing Wang
Title: Chairman and CEO

The Company:

Glory Star New Media Group Limited

/s/ Bing Zhang
By: Bing Zhang
Title: Chairman and CEO

The Seller Representative:

/s/ Zhang Bing
Zhang Bing, solely in the capacity under the Share Exchange Agreement as the Seller Representative

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